UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5 to
Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
Of the Securities Exchange Act of 1934

CIT Group Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

125591108
(CUSIP Number of Class of Securities)

Stuart Alderoty
Executive Vice President, General Counsel and Secretary

CIT Group Inc.

11 West 42nd Street

New York, New York 10036

(212) 461-5200

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

with a copy to:

David B. Harms, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,750,000,000	$318,725

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $2,750,000,000 in value of shares of the Common Stock, par value $0.01 per share, of CIT Group Inc.

**	The amount of the filing fee, calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, equals $115.90 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $318,725	Filing Party: CIT Group Inc.
Form or Registration No.: Schedule TO	Date Filed: April 27, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:             ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (“Amendment No. 5”) amends the Tender Offer Statement on Schedule TO, originally filed by CIT Group Inc., a Delaware corporation (“CIT” or the “Company”), with the Securities and Exchange Commission on April 27, 2017 (as amended, the “Schedule TO”). The Schedule TO was filed pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to an aggregate purchase price of $2,750,000,000 of shares of its common stock, par value $0.01 per share (the “Shares”), at a per Share price not greater than $48.00 and not less than $43.00, net to the tendering stockholder in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated April 27, 2017 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal, a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO (which together, as they may be amended or supplemented from time to time, constitute the “Offer”).

Only those items amended are reported in this Amendment No. 5. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged, and this Amendment No. 5 does not modify any of the other information previously reported on Schedule TO or in the Offer to Purchase or the Letter of Transmittal. You should read Amendment No. 5 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 11.	Additional Information

Item 11 of the Schedule TO is hereby amended by adding the following:

On May 31, 2017, CIT issued a press release announcing the final results of the Offer, which expired at 11:59 P.M., New York City time, on May 24, 2017. A copy of the press release is filed as Exhibit (a)(5)(C) to the Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding following exhibit:

(a)(5)(C)	Press Release issued by the Company on May 31, 2017.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CIT GROUP INC.

	By:	/s/ Ellen R. Alemany
	Name:	Ellen R. Alemany
	Title:	Chairwoman and Chief Executive Officer
Date: May 31, 2017

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated April 27, 2017.*
(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Form of Summary Advertisement.*
(a)(5)(A)	Press Release issued by the Company on April 27, 2017.*
(a)(5)(B)	Press Release issued by the Company on May 25, 2017.**
(a)(5)(C)	Press Release issued by the Company on May 31, 2017.
(d)(1)	Form of CIT Group Inc. Long-term Incentive Plan Stock Option Award Agreement (One Year Vesting) (incorporated by reference to Exhibit 10.35 to Form 10-Q filed August 9, 2010).
(d)(2)	Form of CIT Group Inc. Long-term Incentive Plan Stock Option Award Agreement (Three Year Vesting) (incorporated by reference to Exhibit 10.36 to Form 10-Q filed August 9, 2010).
(d)(3)	Form of CIT Group Inc. Long-term Incentive Plan Restricted Stock Unit Director Award Agreement (Initial Grant) (incorporated by reference to Exhibit 10.39 to Form 10-Q filed August 9, 2010).
(d)(4)	Form of CIT Group Inc. Long-term Incentive Plan Restricted Stock Unit Director Award Agreement (Annual Grant) (incorporated by reference to Exhibit 10.40 to Form 10-Q filed August 9, 2010).
(d)(5)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.36 to Form 10-K filed March 1, 2013).
(d)(6)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (Executives with Employment Agreements) (incorporated by reference to Exhibit 10.37 to Form 10-K filed March 1, 2013).
(d)(7)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (with Performance Based Vesting) (2013) (incorporated by reference to Exhibit 10.30 to Form 10-K filed February 20, 2015).
(d)(8)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (with Performance Based Vesting) (2013) (Executives with Employment Agreements) (incorporated by reference to Exhibit 10.31 to Form 10-K filed February 20, 2015).
(d)(9)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (with Performance Based Vesting) (2014) (incorporated by reference to Exhibit 10.32 to Form 10-K filed February 20, 2015).
(d)(10)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (with Performance Based Vesting) (Executives with Employment Agreements) (2014) (incorporated by reference to Exhibit 10.33 to Form 10-K filed February 20, 2015).
(d)(11)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2013) (incorporated by reference to Exhibit 10.30 to Form 10-Q filed August 5, 2015).
(d)(12)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2013) (Executives with Employment Agreements) (incorporated by reference to Exhibit 10.31 to Form 10-Q filed August 5, 2015).
(d)(13)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2014) (Executives with Employment Agreements) (incorporated by reference to Exhibit 10.32 to Form 10-Q filed August 5, 2015).
(d)(14)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2014) (incorporated by reference to Exhibit 10.33 to Form 10-Q filed August 5, 2015).
(d)(15)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2015) (with ROTCE and Credit Provision Performance Measures) (incorporated by reference to Exhibit 10.34 to Form 10-Q filed August 5, 2015).
(d)(16)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2015) (with ROTCE and Credit Provision Performance Measures) (Executives with Employment

Exhibit Number	Description
Agreements) (incorporated by reference to Exhibit 10.35 to Form 10-Q filed August 5, 2015).
(d)(17)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2015) (with Average Earnings per Share and Average Pre-Tax Return on Assets Performance Measures) (incorporated by reference to Exhibit 10.36 to Form 10-Q filed August 5, 2015).
(d)(18)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2015) (with Average Earnings per Share and Average Pre-Tax Return on Assets Performance Measures) (Executives with Employment Agreements) (incorporated by reference to Exhibit 10.37 to Form 10-Q filed August 5, 2015).
(d)(19)	Offer Letter, dated October 27, 2015, between CIT Group Inc. and Ellen R. Alemany, including Attached Exhibits (incorporated by reference to Exhibit 10.39 to Form 10-Q filed November 13, 2015).
(d)(20)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2016) (with ROTCE and Credit Provision Performance Measures) (Executives with Employment Agreements) (incorporated by reference to Exhibit 10.36 to Form 10-K filed March 16, 2017).
(d)(21)	Form of CIT Group Inc. Long-Term Incentive Plan Performance Share Unit Award Agreement (2016) (with ROTCE and Credit Provision Performance Measures) (incorporated by reference to Exhibit 10.37 to Form 10-K filed March 16, 2017).
(d)(22)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (2016) (with Performance Based Vesting) (incorporated by reference to Exhibit 10.38 to Form 10-K filed March 16, 2017).
(d)(23)	Form of CIT Group Inc. Long-Term Incentive Plan Restricted Stock Unit Award Agreement (2016) (with Performance Based Vesting) (Executives with Employment Agreements) (incorporated by reference to Exhibit 10.39 to Form 10-K filed March 16, 2017).
(d)(24)	Form of CIT Group Inc. Omnibus Incentive Plan Performance Share Unit Award Agreement (2016) (Executives with Employment Agreements) (with ROTCE and Credit Provision Performance Measures) (incorporated by reference to Exhibit 10.40 to Form 10-K filed March 16, 2017).
(d)(25)	Form of CIT Group Inc. Omnibus Incentive Plan Restricted Stock Unit Award Agreement (with Performance Based Vesting) (2016) (incorporated by reference to Exhibit 10.41 to Form 10-K filed March 16, 2017).
(d)(26)	Form of CIT Group Inc. Omnibus Incentive Plan Restricted Stock Unit Director Award Agreement (Three Year Vesting) (incorporated by reference to Exhibit 10.43 to Form 10-K filed March 16, 2017).

*Previously filed with the Schedule TO filed April 27, 2017.

** Previously filed with Amendment No. 4 to the Schedule TO filed May 25, 2017.

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